De Leon & Company, P.A.

Memo

To:	TATONKA OIL & GAS, INC FILES

From:	John Stephens, CPA

Date:	2/9/07

Re:	ACCOUNTING FOR THE BUSINESS COMBINATION OF TATONKA OIL & GAS, INC. AND NEW
PACIFIC VENTURES, INC. AS OF FISCAL YEAR END 10/31/06

The client has accounted for the combination of Tatonka Oil & Gas, Inc. and New Pacific Ventures, Inc. on 10/30/06 as a straight acquisition, with New Pacific Ventures (which changed its name to Tatonka Oil & Gas, Inc.) as the parent and Tatonka Oil & Gas as the subsidiary.

In applying SFAS 141, Paragraph 17, where equity interests were exchanged in effecting a combination, we examined the tests in sub-paragraphs a) through e). Paragraph 17 expressly states that “Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered…” Also, generally, the acquiring entity issues the equity interests, which New Pacific Ventures did (15,000,000 common shares) in exchange for all of Tatonka’s shares.

Sub-paragraph a) expresses that the acquiring entity retains a larger portion of the voting rights after the combination. Mr. Hughes acquired the largest single block of shares, but does not have majority control and all of the other shareholders together as a group maintains the majority of the voting rights. Mr. Hughes received 15,000,000 shares; there were a total of 45,000,000 outstanding after the combination.

Sub-paragraph c) expresses that the composition of the governing body (the Board of Directors) after the combination has the ability to appoint the majority of the Board members. After the combination, the Board consists of Mr. Hughes (new member) and Mr. Petterson (original member). They have the ability to appoint new Board members, not Mr. Hughes alone.

Sub-paragraph e) expresses that the acquiring entity pays a premium over market value of the acquired entity’s equity securities, which New Pacific Ventures did. The shares issued were valued at $7,500,000 and Tatonka’s book value was ($492,862) from the pro-forma balance sheet filed in the 8-K to the SEC dated 11/2/06.

In addition, we did not consider this transaction to be a reverse merger or recapitalization of Tatonka Oil & Gas, Inc. since the parent, New Pacific Ventures, Inc. had issued the Private Placement Memorandum and collected $5,000,000 in cash before the acquisition, resulting in it having more assets than the subsidiary at the date of the transaction. As both entities were in the exploration stage, and the registrant was not established as a shell for the purpose of a reverse merger, this characterizes the transaction as a true acquisition.

I called the SEC Chief Accountant’s Office and spoke with Mr. Josh Forgione (202-551-2000) and advised him of the facts and circumstances of the combination. He reviewed the possibility of the combination being a reverse merger, recapitalization, or an acquisition. After reviewing these issues with him and the facts of the case, he said that as long as the auditor has considered all these possibilities and have reviewed the tests in SFAS 141, Paragraph 17 concerning acquisitions via exchange of equity, then the auditor’s judgment should be used.

After reviewing the five tests, sub-paragraphs a), c) and e) of SFAS 141, our discussion with the SEC, and taking into account the financial position of the parent prior to the transaction; these facts indicate that New Pacific Ventures was the acquiring entity, therefore, in our opinion, the preponderance of the tests indicate the combination has been correctly accounted for as an acquisition by New Pacific Ventures of Tatonka Oil & Gas, Inc., according to SFAS 141, Paragraph 17.